UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
    ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

Austin Flipsters Portfolio 1, LLC

Legal status of Issuer:

       Form:

       LLC

       Jurisdiction of Incorporation/Organization:

       TX

       Date of Organization:

       January 15, 2021

Physical Address of Issuer:

3901 South Lamar Boulevard, Suite 130, Austin, TX 78704

Website of Issuer:

www.austinflipsters.com

Current Number of Employees:
 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$468,879	$468,878.58
Cash & Cash Equivalents	$12,171	$247,803.97
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	($31,607)

April 27, 2023

FORM C-AR

Austin Flipsters Portfolio 1, LLC

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Austin Flipsters Portfolio 1, LLC, a Texas limited liability company ("**Austin,**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.austinflipsters.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Austin Flipsters Portfolio 1, LLC is a Texas limited liability company that was formed to acquire, manage, and sell a portfolio of single-family residential homes located in and around Austin, Texas (the "**Properties**").

The Company is located at 3901 South Lamar Boulevard, Suite 130, Austin, Texas.

The Company's website is https://austinflipsters.com

Management

The Company is managed by Houndstooth Capital Real Estate I, LLC which is owned and controlled by Lincoln Edwards.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We are a newly formed entity with a limited operating history, which makes our future performance difficult to predict.

We are a newly formed entity and have limited operating history. In making an investment decision, you should consider the risks, uncertainties and difficulties frequently encountered by newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on our business. There can be no assurance that we will achieve our investment objectives

Global crises such as COVID-19 may have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020 and into the future due to COVID-19, the Company's revenue may be adversely affected if the demand of for-sale housing declines.

We are managed by an external manager, Houndstooth Capital Real Estate I, LLC.

Our Manager of our Company is external to our Company, and you will own no rights in our Manager by purchasing our membership interests. Our Manager has the right to cause us to acquire and finance investments without further approval and is only required to meet the standards of care and other requirements set forth in our Operating Agreement.

The Company's success depends on the experience and skill of our Manager and its principal and consultant.

We are dependent on the Manager of our Company, including its principal, Lincoln Edwards, and its consultant, Lauren Ahrens. The loss of either Mr. Edwards or Ms. Ahrens could harm the Company's business, financial condition, cash flow and results of operations.

Because we are dependent upon our Manager to conduct our operations, any adverse changes in the financial health of our Manager or our relationship with it could hinder our operating performance and the return on your investment.

We are dependent on our Manager to manage our operations and acquire and manage our future portfolio of properties. Our Manager will make all decisions with respect to the management of our Company. Any adverse changes in the financial condition of our Manager, or our relationship with our Manager, could hinder its ability to successfully manage our operations and our portfolio of investments, which would adversely affect us and our Members.

Our Manager may fail to identify acceptable investments.

There can be no assurances that our Manager will be able to identify, or approve suitable properties meeting our investment criteria. There is no guarantee that any investment approved by our Manager will generate operating income or gains. While affiliates of our Manager have been successful in the past in identifying and structuring favorable investments, there is no guarantee that our Manager will be able to identify and structure favorable investments in the future.

We may have conflicts of interest with our Manager and other affiliates, which could result in investment decisions that are not in the best interests of our Members.

There are numerous conflicts of interest between our interests and the interests of our Manager, Houndstooth Capital Real Estate I, LLC, and their respective affiliates, including conflicts arising out of allocation of personnel to our activities, or purchase or sale of properties. In addition, there is nothing restricting our Manager from holding other investment vehicles. As a result, our Manager may face conflicts of interest regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

- Competition for the time and services of personnel that work for us and our affiliates;
- The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions;
- Our Manager has considerable discretion with respect to the terms and timing of our acquisition, disposition and other transactions;
- The possibility that the competing demands for the time of our Manager may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to you.

Any of these and other conflicts of interest between us and our Manager could have a material adverse effect on the returns on our investments, our ability to make distributions to Members.

Our Properties will be subject to the risks typically associated with real estate.

Our Properties will be subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, including:

- natural disasters such as hurricanes, earthquakes and floods;

- acts of war or terrorism, including the consequences of terrorist attacks;

- adverse changes in national and local economic and real estate conditions;

- an oversupply of (or a reduction in demand for) and the attractiveness of the Properties to prospective purchasers;

- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

- costs of remediation and liabilities associated with environmental conditions; and,

- the potential for uninsured or underinsured Properties losses.

These factors may have a material adverse effect on the value that we can realize from the Properties.

We may not be able to sell the Properties at a price equal to, or greater than, the total amount of capital we have invested in the Properties, which may lead to a decrease in the value of the Securities.

The value of the Properties to a potential purchaser may not increase over time, which may restrict our ability to sell a Properties, or if we are able to sell such Properties, may lead to a sale price less than the price that we paid to purchase a Properties. Such loss, would reduce the value of the Securities.

We will engage in development, redevelopment or repositioning activities, which could expose us to different risks that could adversely affect us, including our financial condition, cash flow and results of operations.

We intend to engage in development, redevelopment or repositioning activities and we will be subject to certain risks, which could adversely affect us, including our financial condition, cash flow and results of operations. These risks include, without limitation:

- start up, development, repositioning and redevelopment costs may be higher than anticipated;

- cost overruns and untimely completion of construction (including risks beyond our control, such as weather or labor conditions or material shortages); and

- changes in the pricing and availability of buyers and sellers.

These risks could result in substantial unanticipated delays or expenses and could prevent the initiation or the completion of development and redevelopment activities, any of which could have an adverse effect on our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investors.

Our Properties may be subject to impairment charges.

We will periodically assess whether there are any indicators that the value of our Properties may be impaired. A property's value is considered to be impaired only if the estimated aggregate future undiscounted property cash flows are less than the carrying value of the property. In our estimate of cash flows, we consider factors such as trends and prospects and the effects of demand and competition on expected future operating income. If we are evaluating the potential sale of an asset or redevelopment alternatives, the undiscounted future cash flows consider the most likely course of action as of the balance sheet date based on current plans, intended holding periods and available market information. We are required to make subjective assessments as to whether there are impairments in the value of our Properties. Impairment charges have an immediate direct impact on our earnings. There can be no assurance that we will not take additional charges in the future related to the impairment of our assets. Any future impairment could have a material adverse effect on our operating results in the period in which the charge is taken.

Uninsured losses relating to real estate and lender requirements to obtain insurance may reduce our profitability.

There are types of losses relating to real estate, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, for which we do not intend to obtain insurance unless we are required to do so by mortgage lenders. If any of our Properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by any such uninsured loss. In addition, other than any reserves we may establish, we have no source of funding to repair or reconstruct any uninsured damaged property, and we cannot assure our investors that any such sources of funding will be available to us for such purposes in the future. Also, to the extent we must pay unexpectedly large amounts for uninsured losses, we could suffer reduced earnings that would result in less cash to be distributed to our investors. In cases where we are required by mortgage lenders to obtain casualty loss insurance for catastrophic events or terrorism, such insurance may not be available, or may not be available at a reasonable cost, which could inhibit our ability to finance or refinance our properties. Additionally, if we obtain such insurance, the costs associated with owning a property would increase and could have a material adverse effect on the net income from the property, and, thus, the cash available for distribution to our investors.

Real estate investments are relatively illiquid and may limit our flexibility.

Real estate investments are relatively illiquid, which may tend to limit our ability to react promptly to changes in economic or other market conditions. Our ability to dispose of the Properties in the future will depend on prevailing economic and market conditions. Our inability to sell the Properties on favorable terms or at all could have an adverse effect on our sources of working capital and our ability to satisfy our debt obligations.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The Properties will be subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and community groups and our builders' ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder's performance may also be affected or delayed by conditions beyond the builder's control. Delays in completing construction could also give purchasers the right to terminate preconstruction purchase agreements. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely estimates of the fair market value of our Properties upon completion of construction when agreeing upon a purchase price at the time we acquire the Properties. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for distributions to our Investors.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to substantial liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. Even if we are not subject to liability, other costs, which we would undertake to avoid or mitigate any such liability, such as the cost of removing or remediating hazardous or toxic substances could be substantial. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

The presence of hazardous substances, including hazardous substances that have not been detected, or the failure to properly manage or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to make distributions to our Investors and may reduce the value of your investment.

Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, Properties damage or natural resource damage claims could reduce the amounts available for distribution to our Investors.

The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for distribution to our Investors. We may be subject to all the risks described here even if we do not know about the hazardous materials and if the previous owners did not know about the hazardous materials on the property.

In addition, when excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing, as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our projects could require us to undertake a costly remediation program to contain or remove the mold from the affected property or development project, which would adversely affect our operating results.

Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us or a property manager and its assignees from operating a property. Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require us to incur material expenditures. Future laws, ordinances or regulations may impose material environmental liability.

Costs associated with complying with the Americans with Disabilities Act and similar laws (including but not limited to Fair Housing Amendments Act of 1988 and the rehabilitation Act of 1973) may decrease cash available for distributions to our Investors.

The Properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The Fair Housing Amendments Act of 1988 requires apartment communities first occupied after March 13, 1991 to comply with design and construction requirements for disabled access. For projects receiving federal funds, the Rehabilitation Act of 1973 also has requirements regarding disabled access. If a property is not in compliance with such laws, then we could be required to incur additional costs to bring the property into compliance. We cannot predict the ultimate amount of the cost of compliance with such laws. Noncompliance with these laws could also result in the imposition of fines or an award of damages to private litigants. Substantial costs incurred to comply with such laws, as well as fines or damages resulting from actual or alleged noncompliance with such laws, could adversely affect us, including our future results of operations and cash flows.

A prolonged economic slowdown, a lengthy or severe recession or declining real estate values could harm our operations.

Our Properties may be susceptible to economic slowdowns or recessions, which could lead to financial losses in our investments and a decrease in revenues, net income and assets. An economic slowdown or recession, in addition to other non-economic factors such as an excess supply of properties, could have a material negative impact on the values of, and the cash flows from, residential real estate properties, which could significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our Investors.

Deficiencies in our internal control over financial reporting could adversely affect our ability to present accurately our financial statements and could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

Effective internal control is necessary for us to accurately report our financial results. There can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. As we grow our business, our internal control will become more complex, and we may require significantly more resources to ensure our internal control remains effective. Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations that could require a restatement, failing to meet our reporting obligations and causing investors to lose confidence in our reported financial information. These events could materially and adversely affect us, including our business, reputation, results of operations, financial condition or liquidity.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We will likely use mortgage and other debt financing to acquire properties or interests in properties and otherwise incur other indebtedness, which increases our expenses and could subject us to the risk of losing properties in foreclosure if our cash flow is insufficient to make loan payments.

We are permitted to acquire properties and other real estate-related investments, including entity acquisitions, by assuming either existing financing secured by the asset or by borrowing new funds. In addition, we may incur mortgage debt by obtaining loans secured by some or all of our assets to obtain funds to acquire additional investments.

There is no limit on the amount we may invest in any single property or other asset or on the amount we can borrow to purchase any individual property or other investment. If we mortgage a property and have insufficient cash flow to service the debt, we risk an event of default, which may result in our lenders foreclosing on the properties securing the mortgage.

If we cannot repay or refinance loans incurred to purchase our properties, or interests therein, then we may lose our interests in the properties secured by the loans we are unable to repay or refinance.

High mortgage rates may make it difficult for us to finance or refinance properties, which could reduce the number of properties we can acquire, our cash flow from operations and the amount of cash distributions we can make.

Our ability to acquire properties or to make capital improvements to or remodel properties will depend on our ability to obtain debt or equity financing from third parties or the sellers of properties. If mortgage debt is unavailable at reasonable rates, we may not be able to finance the purchase of properties. If we place mortgage debt on properties, we run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when we refinance the properties, our income could be reduced. We may be unable to refinance properties. If any of these events occurs, our cash flow would be reduced. This, in turn, would reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more membership interests in our Company.

Lenders may require us to enter into restrictive covenants relating to our operations, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to incur additional debt. Loan documents we enter into may contain covenants that limit our ability to further mortgage the property, discontinue insurance coverage, or replace our Manager. These or other limitations may limit our flexibility and prevent us from achieving our operating plans.

Lenders may be able to recover against our other properties under our mortgage loans.

In financing our acquisitions, we will seek to obtain secured nonrecourse loans. However, only recourse financing may be available, in which event, in addition to the property securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the property securing the loan are insufficient to fully repay it. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

Interest rates might increase and result in material adverse effects on our business and prospects.

Based on historical interest rates, current interest rates are low and, as a result, it is likely that the interest rates available for future real estate loans and refinances will be higher than the current interest rates for such loans, which may have a material and adverse impact on our Company and our investments. If there is an increase in interest rates, any debt servicing on properties could be significantly higher than currently anticipated, which would reduce the amount of cash available for distribution to the Members. Also, rising interest rates may affect the ability of our Manager to refinance a property. Investments may be less desirable to prospective purchasers in a rising interest rate environment and their values may be adversely impacted by the reduction in cash flow due to increased interest payments.

We may use floating rate, interest-only or short-term loans to acquire properties.

Our Manager has the right, in its sole discretion, to negotiate any debt financing, including obtaining (i) interest-only, (ii) floating rate and/or (iii) short-term loans to acquire properties. If our Manager obtains floating rate loans, the interest rate would not be fixed but would float with an established index (probably at higher interest rates in the future). No principal would be repaid on interest-only loans. Finally, we would be required to refinance short-term loans at the end of a relatively short period. No assurance can be given that our Manager would be able to refinance with fixed-rate permanent loans in the future, on favorable terms or at all, to refinance the short-term loans. In addition, no assurance can be given that the terms of such future loans to refinance the short-term loans would be favorable to our Company.

Leveraging a property allows a lender to foreclose on that property.

Lenders on a property, even non-recourse lenders, are expected in all instances to retain the right to foreclose on that property if there is a default in the loan terms. If this were to occur, we would likely lose our entire investment in that property.

Availability of financing and market conditions will affect the success of our Company.

Market fluctuations in real estate financing may affect the availability and cost of funds needed in the future for our investments. In addition, credit availability has been restricted in the past and may become restricted again in the future. Restrictions upon the availability of real estate financing or high interest rates for real estate loans could adversely affect our investments and our ability to execute our investment goals.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

Summary

The Company seeks to acquire, renovate, manage, and dispose of a portfolio of single-family homes in and around Austin, Texas (the "**Properties**"). Our intended strategy is to focus on acquiring Properties that we believe (1) can be purchased at a compelling value based on current market conditions (2) we can add value through design and renovation and (3) have significant possibilities for capital appreciation.

Austin Flipsters, LLC is a media company with which the Company is affiliated. Austin Flipsters, LLC operates the Youtube channel "Austin Flipsters," producing videos that feature houses flipping projects performed by Lincoln Edwards and Lauren Ahrens. The Company may purchase services from Austin Flipsters, LLC in the future to market its projects. However, Austin Flipsters, LLC is not the issuer offering and selling its membership interests in this offering. Investors will not participate in the assets or income of Austin Flipsters, LLC nor will investors in any way benefit from the appreciation in value of that company. The Company plans to use the proceeds raised from this offering primarily in acquiring properties for renovation and sale as described in the "Use of Proceeds" section below and all of such projects are unrelated to Austin Flipsters, LLC.

Plan of Operation

We intend to focus on this sector as it complements our Manager's expertise in the acquisition and renovation of residential real estate in Austin, and we intend to capitalize on the ability of the Manager to source, evaluate, negotiate, structure, close, renovate, and manage such acquisitions of single-family homes during the Investment Period (as defined below). The "**Investment Period**" means the period commencing on the date of the initial Closing of the Offering through December 31, 2022, during which time the Manager shall have the right to reinvest any proceeds received from the sale of Properties.

We will distribute the net sale proceeds to Investors for any disposition made after the Investment Period in the manner described in the "Economic Overview" subsection below.

Management & Track-Record

Our company is managed by Houndstooth Capital Real Estate I, LLC which is controlled and managed by Lincoln Edwards. Lauren Ahrens provides essential design, marketing and project management services to Houndstooth Capital Real Estate I, LLC as an external consultant. Lincoln Edwards and Lauren Ahrens are the creative partners behind the hit Youtube channel, Austin Flipsters (10million+ views, 150k+ subscribers). Together they take their audience along for the ride on their adventures renovating houses in Austin, Texas. Austin Flipsters has pioneered the house flipping entertainment genre for the social media age, giving their audience extensive access behind the scenes to projects, and letting subscribers weigh in and vote on project design decisions. Lauren and Lincoln are long-time friends since they first met and interned together in college.

Lincoln is a seasoned real estate developer and entrepreneur with experience buying, selling and developing over $300 million of residential and commercial real estate. Lincoln has been investing in real estate in Texas for over 14 years. He holds a degree in finance from Texas A&M University and an MBA from Harvard Business school.

Lauren brings a creative flare to all her renovation projects. As a self described "real estate junkie" Lauren grew from renovating her own homes into single family rentals and on to house flips with Lincoln. Lauren brings a passion and creativity to real estate, consistently delivering high-end residential projects with designs that command top dollar in the red hot Austin real estate market. She holds a degree in Marketing from Texas A&M University.

Lincoln and Lauren manage a team of 7 dedicated members to their flipping and media operations. They source residential properties from their local network, paid online and offline from marketing investment-grade houses as well as their social media following. They are selective about choosing projects in which they can deliver value and command top of market upon sale. Typical project timelines can vary from 3 months to a year depending on the scale and complexity.

To date, Lincoln and Lauren have bought and sold 35 properties in and around Austin. On average they have generated returns of 20% per project.

Market

The Austin, Texas real estate market has been booming as demand to live in the state's capital shows no signs of slowing. Relocations and expansions from major corporations including Tesla, Amazon and Oracle among many others are due to the city's thriving quality of life and Texas's friendly business environment. In 2020, the Austin residential real estate market saw an unprecedented 20% increase in the average price of homes sold. The median days on market for Austin homes in December 2020 was a jaw dropping 9 days. Local real estate brokerages have seen an increase of 331% in inbound marketing calls for would be home buyers. Demand for real estate in Austin and the surrounding areas seems poised to continue for the foreseeable future.

Leverage

We expect to employ leverage to enhance total returns to our Investors through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target leverage for a typical property acquisition and renovation is between 60-80% of the greater of cost or fair market value of a property.

Sources & Uses Example

The table below provides an example of the sources and uses of capital for an individual property.

Source of Funds		Use of Funds	
Equity	$105,000	Property Acquisition	$250,000
Senior Debt	$245,000	Renovations	$70,000
		Soft Costs	$20,000
		Working Capital	$10,000
Total Source of Funds	**$350,000**	**Total Use of Funds**	**$350,000**

Economic Overview

Upon the sale of a property, proceeds shall be distributed in the following order: first, to any lender or debt provider, the amount of any mortgage or financing including any owed interest, then to the members of the Company until each has received his/her capital investment; and finally, to each member a pro rata share of profits less the Management Fee as defined below. In the event of a loss, each equity investor will only receive available proceeds pari passu and pro rata in proportion to the percentage of his or her capital investment.

Management Fee

The Manager shall be entitled to 50% of any Profit (as defined below) derived from the sale of the Properties, in aggregate. "**Profit**" is defined as all remaining proceeds after the repayment of any debt and accrued interest as well as the return of each equity investor's initial capital investment.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS AND MANAGERS

The directors, officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lincoln Edwards	Principal of the Manager of the Company	CEO and sole owner of Houndstooth Capital Real Estate I, LLC, purchasing, developing and selling residential and commercial real estate.	B.S. in finance from Texas A&M (2007), MBA-Harvard University (2011)
Lauren Ahrens	Consultant to the Manager of the Company	Principal and co-owner of Austin Flipsters, LLC, marketing, designing, developing and managing real estate projects.	B.A. in Marketing-from Texas A&M (2007)

Biographical Information

Lincoln Edwards and Lauren Ahrens are the creative partners behind the hit Youtube channel, Austin Flipsters (10million+ views, 150k+ subscribers). Together they take their audience along for the ride on their adventures renovating houses in Austin, Texas. Austin Flipsters has pioneered the house flipping entertainment genre for the social media age, giving their audience unparalleled access behind the scenes to projects, and letting subscribers weigh in and vote on project design decisions. Lauren and Lincoln are long-time friends since they first met and interned together in college.

Lincoln is a seasoned real estate developer and entrepreneur with experience buying, selling and developing over $300 million of residential and commercial real estate. Lincoln has been investing in real estate in Texas for over 14 years. He holds a degree in finance from Texas A&M University and an MBA from Harvard Business school.

Lauren brings a creative flare to all her renovation projects. As a self described "real estate junkie" Lauren grew from renovating her own homes into single family rentals and on to house flips with Lincoln. Lauren brings a passion and creativity to real estate, consistently delivering high-end residential projects with designs that command top dollar in the red hot Austin real estate market. She holds a degree in Marketing from Texas A&M University.

Lincoln and Lauren manage a team of 7 dedicated members to their flipping and media operations. They source residential properties from their local network, paid online and offline marketing, on market investment-grade houses as well as their social media following. They are selective about choosing projects in which they can deliver value and command top of market upon sale. Typical project timelines can vary from 3 months to a year depending on the scale and complexity.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any employees.

<h1 style="text-align:center">CAPITALIZATION, DEBT AND OWNERSHIP</h1>

Capitalization

The Company is authorized to issue 1,000,000 membership interests (the "**Membership Interests**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Membership Interest
Amount Outstanding	200
Voting Rights	Members have the right and power to vote on all matters with respect to which the Company's certificate of formation, the Operating Agreement, or the Texas Business Organizations Code requires or permits.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	0.1%

Type	Membership Interests
Amount Outstanding	504,945.46
Voting Rights	Members have the right and power to vote on all matters with respect to which the Company's certificate of formation, the Operating Agreement, or the Texas Business Organizations Code requires or permits.
Anti-Dilution Rights	None
Material Terms	If the offering is oversubscribed beyond the target offering amount, the Company will sell units on a basis to be determined by the Company's management.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities)	99.9%

*This amount includes the fee of 1.0% of the Membership Interests issued due to the intermediary for the offering.

Outstanding Debt

As of the date of this Form C-AR, the Company has no debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
None		

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

The Company was formed on January 15, 2021 in the state of Texas.

Liquidity and Capital Resources

On July 16, 2021, the Company closed an offering pursuant to Regulation CF and raised approximately $500,000.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make capital expenditures to execute our "Plan of Operations" set forth above.

Valuation

The value of the Securities will be dependent on a number of factors, including the sales proceeds we receive when we sell the Properties.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Membership Interests	As consideration for services provided by the Manager in forming the Company	200	N/A	January 15, 2021	Section 4(a)(2)
Membership Interests	$504,945.46	504,945.46	Acquisition of Properties	July 16, 2021	Regulation CF

* This amount includes the fee of 1.0% of the Membership Interests issued due to the intermediary for the offering.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted any transactions with related persons.

Potential Conflicts of Interest and Mitigation

We are managed by an external manager, Houndstooth Capital Real Estate I, LLC. Our Manager may face conflicts of interest regarding the allocation of investment opportunities between us and other investment vehicles with which it is affiliated. Examples of these potential conflicts of interest include:

- Competition for the time and services of personnel that work for us and our affiliates;
- The possibility that our Manager, its officers and their respective affiliates will face conflicts of interest relating to the purchase of properties, and that such conflicts may not be resolved in our favor, thus potentially limiting our investment opportunities, impairing our ability to make distributions;
- Our Manager has considerable discretion with respect to the terms and timing of our acquisition, disposition and other transactions;
- The possibility that the competing demands for the time of our Manager may result in them spending insufficient time on our business, which may result in our missing investment opportunities or having less efficient operations, which could reduce our profitability and result in lower distributions to investors.

Our Manager intends to take the measures below to mitigate conflicts of interest that may arise.

- Our Manager plans to evaluate a number of factors in deciding which entity is best positioned to acquire a property: (a) the available capital of an entity; (b) the development strategy, location, timeline and risks of a property; and (c) the maximum time that an entity can hold a property. Our Manager's strategy is to have the entity that has adequate capital and can hold the property longest purchase the property.
- In related party transactions, including transactions in which we buy or sell properties from or to affiliates controlled by our Manager, or procure services or products from third parties as a result of transactions between such third parties and the affiliates, our Manager will ensure that the terms of these transactions or consideration we pay or receive are comparable to terms available or amounts that would be paid or received in arm's length transactions.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HOUNDSTOOTH CAPITAL REAL ESTATE I, LLC

By: /s/ Lincoln Edwards
_____
(Signature)

Lincoln Edwards
_____
(Name)

Principal
_____
(Title)

April 27, 2023
_____
(Date)

I, Lincoln Edwards, the Principal of the Manager, Houndstooth Capital Real Estate I, LLC, certify that the financial statements of Austin Flipsters Portfolio 1, LLC, included in this Form are true and complete in all material respects.

HOUNDSTOOTH CAPITAL REAL ESTATE I, LLC

By: /s/ Lincoln Edwards
_____
(Signature)

Lincoln Edwards
_____
(Name)

Principal
_____
(Title)

April 27, 2023
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

HOUNDSTOOTH CAPITAL REAL ESTATE I, LLC

By: /s/ Lincoln Edwards
_____
(Signature)

Lincoln Edwards
_____
(Name)

Principal
_____
(Title)

April 27, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

AUSTIN FLIPSTER PORTFOLIO I, LLC
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022

Assets	
Total Assets	$
Liabilities and Member's Equity	
Total Liabilities	$
Total Member's Equity	$
Total Liabilities and Member's Equity	$

	468,879
	0
	468,879
	468,879

ASSETS		
Current Assets		
Checking/Savings		
	Austin Flipste	9,996.98
Total Checking/Savings		9,996.98
Other Current Assets		
	Work in Proce	458,881.60
Total Other Current Assets		458,881.60
Total Current Assets		468,878.58
TOTAL ASSETS		**468,878.58**
LIABILITIES & EQUITY		
Equity		
Members Equity		468,878.58
Total Equity		468,878.58
TOTAL LIABILITIES & EQUITY		**468,878.58**

AUSTIN FLIPSTER PORTFOLIO I, LLC
CONSOLIDATED STATEMENT OF OPERATIONS
QUARTER TO DATE ENDING 12/31/2022

Sales	
Cost of Good Sold	
Development Fee	
Gross Profit	$
Operating expenses	
Operating expenses	
Total expenses	
Net Profit (Loss)	$

	0
	0
	0
	0
	0
	0
	0

Net Income	0.00

AUSTIN FLIPSTER PORTFOLIO I, LLC
CONSOLIDATED STATEMENT OF CASH FLOW
YEAR ENDING 12/31/2022

Cash Flows from Operating Activities

Net (Loss)

    Net Cash Used In Operating Activities

Cash Flows From Other Activities

Net Cash Used for Work in Progress

Capital contributions

    Net Cash Other Activities

Net Change In Cash

Cash at Beginning of Period

Cash at End of Period

V

$		0
		0
		235,633
		0
		235,633
		(235,633)
		247,804
$		12,171

OPERATING ACTIVITIES

Adjustments to reconcile Net Income	
to net cash provided by operations:	
Work in Process	-235,633.00
Net cash provided by Operating Activities	-235,633.00
Net cash increase for period	-235,633.00
Cash at beginning of period	247,803.97
Cash at end of period	**12,170.97**